Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

The short form base shelf prospectus dated December 23, 2022 of Seabridge Gold Inc. is amended and supplemented by the contents of this material change report.

Item 1:	Name and Address of Company

Seabridge Gold Inc. (“Seabridge” or the “Company”)

Suite 400 – 106 Front Street East

Toronto, ON M5A 1E1

Item 2:	Date of Material Change

July 25, 2024

Item 3:	News Release

The news release announcing the material change referred to in this report was disseminated on July 26, 2024 through Newsfile and a copy has been filed under Seabridge’s profile on SEDAR+.

Item 4:	Summary of Material Change

Seabridge’s wholly owned subsidiary, KSM Mining ULC (“KSM Co”), has received a “substantially started” designation from the BC Government for its 100% owned KSM Project. This designation preserves the validity of the BC Environmental Assessment Certificate (“EAC”) for the life of the KSM Project.

Item 5:

5.1	Full Description of Material Change

Seabridge’s wholly owned subsidiary, KSM Co, has received a “substantially started” designation from the BC Government for its 100% owned KSM Project. This designation preserves the validity of the BC EAC for the life of the KSM Project.

Under the B.C. Environmental Assessment Act, a project's EAC expires if the project has not been substantially started by the deadline specified in its EAC. However, the B.C. Minister of Environment and Climate Change Strategy may determine that a project has been 'substantially started' before the deadline, in which case the EAC is no longer subject to expiry. KSM's EAC deadline was July 29, 2026. KSM Co. has spent over $1 Billion since acquiring the KSM Project in 2001, of which in excess of $800 Million has been spent to advance the project after the issuance of the EAC in July 2014.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6:	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Rudi Fronk, Chief Executive Officer of Seabridge, at (416) 367-9292.

Item 9:	Date of Report

July 29, 2024.

CERTIFICATE OF SEABRIDGE GOLD INC.

Dated: July 29, 2024

The short form prospectus dated December 23, 2022, as amended by this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and the supplement, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, Nova Scotia and in the Yukon territory.

/s/ Rudi Fronk	/s/ Chris Reynolds
Chief Executive Officer,	Vice President, Finance &
Chairman & Director	Chief Financial Officer
On Behalf of the Board of Directors
/s/ John Sabine	/s/ Carol Willson
John Sabine,	Carol Willson,
Director	Director

CERTIFICATE OF THE AGENTS

Dated: July 29, 2024

To the best of our knowledge, information and belief, the short form prospectus dated December 23, 2022, as amended by this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and the supplement, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, Nova Scotia and in the Yukon territory.

CANTOR FITZGERALD & CO.	B. RILEY SECURITIES, INC.

/s/ Sage Kelly	/s/ Patrice McNicoll
Name: Sage Kelly	Name: Patrice McNicoll
Title: Global Head of Investment Banking	Title: SMD & Co-Head of Investment Banking

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